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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOREST OIL CORPORATION
(Exact Name of registrant as specified in its charter)

New York (State of Incorporation or Organization)	25-0484900 (I.R.S. Employer Identification Number)

1600 Broadway, Suite 2200 Denver, Colorado (Address of Principal Executive Offices)	80202 (Zip Code)

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☐

        Securities Act registration statement file number to which this form relates: Not applicable.

        Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Share Purchase Rights	New York Stock Exchange, Inc.

        Securities to be registered pursuant to Section 12(g) of the Act: None

        This Amendment amends and restates Item 1 of the Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the "SEC") by Forest Oil Corporation (the "Company"), on October 18, 1993 (the "Original Form 8-A"), relating to the Rights (as defined below). On October 17, 2003, the Company entered into a First Amended and Restated Rights Agreement with Mellon Investor Services LLC, as Rights Agent, relating to the preferred share purchase rights covered hereby, which Agreement is incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K dated October 17, 2003.

Item 1. Description of Securities To Be Registered.

        General.    On October 14, 1993, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, $0.10 par value (the "Common Shares"), of the Company. The dividend was paid on October 29, 1993 to the shareholders of record on that date.

        Effective on October 17, 2003, the Company amended and restated its rights agreement, dated as of October 14, 1993, as amended, in order to, among other things, adjust the exercise price of the Rights, add provisions allowing for the issuance by the Company of uncertificated shares and extend the Final Expiration Date (as defined below). As of October 17, 2003, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of First Series Junior Preferred Stock, $0.01 par value, of the Company (the "Preferred Shares") at a price of $120 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a First Amended and Restated Rights Agreement, as the same may be amended from time to time (the "Rights Agreement"), between the Company and Mellon Investor Services LLC, as Rights Agent (the "Rights Agent").

        Acquiring Person and Distribution Date.    Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Common Shares, subject to certain exceptions set forth in the Rights Agreement (an "Acquiring Person"), and (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Shares outstanding as of October 29, 1993 by the certificates representing such Common Shares with a copy of this Summary of Rights attached thereto.

        The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates or ownership statements issued after October 29, 1993 upon transfer or any new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares or ownership statements, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

        Final Expiration Date.    The Rights are not exercisable until the Distribution Date. The Rights will expire on October 29, 2013 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company as described below.

        Description of the Preferred Shares.    The Preferred Shares purchasable upon exercise of the Rights will be nonredeemable. Each Preferred Share will have a minimum preferential dividend rate of $1.00 per share, paid quarterly, but will be entitled to an aggregate dividend of 100 times the dividend declared on the Common Shares. In the event of liquidation, the holders of the Preferred Shares will receive a preferential liquidation payment of $100 per share, but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share. These rights are protected by customary antidilution provisions.

        Adjustments.    The Purchase Price payable, and the number of Preferred Shares or other securities issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

        If, prior to the Distribution Date, the Company declares or pays a dividend on the Common Shares payable in Common Share or effects a subdivision or combination of the Common Shares, the number of one one-hundredths of a Preferred Share for which a Right is then exerciseable and the number of Rights outstanding will be appropriately adjusted.

        Antidilution Adjustments Upon the Occurrence of Certain Mergers.    In the event that, after a person or group of affiliated or associated persons has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power were sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person or any affiliate or associate of the Acquiring Person or certain other transferees which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent), which at the time of such transaction would have a market value of two times the exercise price of the Right.

        Antidilution Adjustments After a Person Becomes an Acquiring Person.    In the event any person or group of affiliated or associated persons becomes an Acquiring Person, each Right then outstanding would "flip-in" and become a right to buy that number of Common Shares that at the time of such acquisition would have a market value of two times the exercise price of the Right. The Acquiring Person who triggered the Rights would be excluded from the "flip-in" because his Rights would have become void upon his triggering acquisition.

        Exchange Provision.    At anytime after a person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the Company's voting shares then outstanding, the Board of Directors would have the option to issue

Common Shares in exchange for the Rights (other than Rights owned by the Acquiring Person which would be void) at the rate of one share for each Right.

        Redemption.    At any time prior to a person or group of affiliated or associated persons becoming an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        Amendments.    The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, and, provided there is no Acquiring Person, to extend the period during which the Rights may be redeemed, except that no such amendment may adversely affect the interests of the holders of the Rights.

        Miscellaneous.    Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

        With certain exceptions, no adjustment in the Purchase Price will be required until adjustments which were not made equal, on a cumulative basis, at least 1% of such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

        The Rights may tend to deter potential unsolicited tender offers or other efforts to obtain control of the Company that are not approved by the Board of Directors.

        A copy of the Rights Agreement is available free of charge from the Company. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the First Amended and Restated Rights Agreement (which Rights Agreement includes as exhibits the form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares), which is incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated October 17, 2003.

Item 2. Exhibits.

1.1	First Amended and Restated Rights Agreement, dated as of October 17, 2003, between Forest Oil Corporation and Mellon Investor Services LLC, as Rights Agent, specifying the terms of the Rights, which includes the form of Right Certificate as Exhibit A and the form of Summary of Rights to Purchase Preferred Shares as Exhibit B (incorporated by reference herein from Exhibit 4.1 to the Company's Current Report on Form 8-K, dated October 17, 2003).

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 17, 2003

FOREST OIL CORPORATION
By:	/s/ NEWTON W. WILSON III
Name:	Newton W. Wilson III
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

1.1	First Amended and Restated Rights Agreement, dated as of October 17, 2003, between Forest Oil Corporation and Mellon Investor Services LLC, as Rights Agent, specifying the terms of the Rights, which includes the form of Right Certificate as Exhibit A and the form of Summary of Rights to Purchase Preferred Shares as Exhibit B (incorporated by reference herein from Exhibit 4.1 to the Company's Current Report on Form 8-K, dated October 17, 2003).

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  Item 1. Description of Securities To Be Registered.
  Item 2. Exhibits.
SIGNATURE
EXHIBIT INDEX